Exhibit 99.5

SUZANO S.A.

Publicly Held Company

CNJP/ME No. 16.404.287/0001-55

NIRE 29.300.016.331

CALL NOTICE

ANNUAL AND EXTRAORDINARY SHAREHOLDERS MEETING

The Shareholders of Suzano S.A. (“Suzano” or “Company”) are hereby invited, pursuant to art. 124 of Law No. 6,404/1976, as amended (“Brazilian Corporations Law”), to convene in the Annual and Extraordinary Shareholders’ Meetings to be held cumulatively on the first call on April 24, 2020, at 9:30am (“AEGM”), in the Company’s headquarters located at Avenida Professor Magalhães Neto, 1752, Pituba, Salvador, State of Bahia, CEP 41810-012, to resolve on the following agenda:

1.       Annual General Meeting:

1.1      To examine the management accounts related to the fiscal year ended 12/31/2019;

1.2      To examine, discuss and vote on the financial statements of the Company for the fiscal year ended 12/31/2019, and to review the management report for said fiscal year;

1.3       To set the number of members comprising the Board of Directors;

1.4       To resolve on the election of the members of the Board of Directors; and

1.5       To set the overall annual compensation of the Management and Audit Board, if held, of the Company.

2.       Extraordinary General Meeting

2.1       To prove the Protocol and Justification entered into on April 20, 2020, by the Company’s management and Suzano Participações do Brasil Ltda., a limited liability company, with head office at Rua Prudente de Moraes, 4006, Sala Suzano Participações, Vila Santana, in the City of Suzano, State of São Paulo, CEP 08.613-900, enrolled with CNPJ/ME under number 23.601.424/0001-07, with its organizational documents duly registered before the Board of Trade of the State of São Paulo under NIRE 3522953767-6 in session of November 04, 2015 (“Suzano Participações”), with the terms and conditions for the merger of Suzano Participações by Suzano (“Merger”) (“Merger Agreement”);

2.2       To ratify the appointment and hiring of PricewaterhouseCoopers Auditores Independentes (“PwC”), engaged to determine the net equity of Suzano Participações, pursuant to the Law;

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2.3       To approve the appraisal report on the net equity of Suzano Participações, at its book value, prepared by PwC in compliance with the accounting and legal standards, criteria and requirements (“Appraisal Report”);

2.4       To approve the Merger of Suzano Participações by the Company, under the terms and conditions set forth in the Merger Agreement and the consequent dissolution of Suzano Participações; and

2.5      To authorize the Company’s management to take all measures that are necessary to completion of the Merger, pursuant to the applicable law.

It is available to Shareholders, at Suzano’s headquarters, in the Company’s investor relations website (www.suzano.com.br/ri), as well as on the websites of the Securities and Exchange Commission of Brazil (“CVM”) (www.cvm.gov.br) and B3 S.A. – Brasil, Bolsa, Balcão (http://www.b3.com.br), (a) the Management Report and the individual and consolidated Financial Statements of the Company and their respective Notes, all related to the fiscal year ended on December 31, 2019, accompanied by the independent auditor’s report and the Audit Board report; (b) the Management Proposal including (i) the Merger Agreement and its annexes, among which the Appraisal Report; (iii) the main terms of the Merger, as required by article 20-A of CVM Instruction No. 481, of December 17, 2009, as amended (“CVM Instruction No. 481/09”); (iii) the information in annex 21 of CVM Instruction No. 481/09; and (v) the information also required by Articles 10, 12, and 13 of CVM Instruction 481/09; and (c) the Manual for Shareholder Attendance in the Meeting, also including the Distance Voting Ballots of both Meetings.

We would like to point out that, depending on the evolution of the COVID-19 pandemic, the AESM may be postponed or changed (specially in which regards to its execution date and/or of its execution method). The postponement and/or change may also occur due to supervening law and/or regulations. Any postponement and/change of the AESM will be duly, timely informed.

General Instructions

Pursuant to CVM Instruction 165/91, as amended by CVM Instruction 282/98, the minimum interest in the voting capital required for adopting a cumulative-voting procedure is five percent (5%). Any requests for adopting a cumulative-voting procedure in the election of the Board of Directors must be submitted to the Company, in writing, at least forty-eight (48) hours prior to the date of the AEGM convened herein.

Shareholders may attend in the AEGM in person or via a duly appointed proxy, pursuant to Paragraph 1, Article 126 of the Brazilian Corporations Law. Accordingly, proxies must have been appointed less than one (1) year ago and be a shareholder or manager of the Company, an attorney registered in the Brazilian Bar Association or a financial institution. In accordance with Official Letter/CVM/SEP/No. 02/2020, Shareholders that are legal persons may be represented in the AEGM by their legal representatives or agents duly appointed in accordance with the articles of incorporation of said company and with the rules of the Brazilian Civil Code, in which case they are not required to be a shareholder or manager of the Company or an attorney. Similarly, shareholders that are investment funds, in accordance with the decision of the Board of Commissioners of CVM in CVM Administrative Proceeding RJ-2014-3578, may be represented in the AEGM by their legal representatives or agents duly appointed by their manager or administrator, pursuant to their regulations, bylaws or articles of organization of their manager or administrator, as applicable

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We inform that Shareholders must attend the AEGM bearing proof of their ownership of shares issued by the Company issued no more than four (4) business days prior to the date of the AEGM by the stock transfer agent or custody agent, and: (i) in the case of individuals, official identity document with photograph, or, if applicable, official identity document of the proxy and the respective proxy appointment; (b) in the case of legal persons, valid identity document with photo of the legal representative and respective representation documents, including the power-of-attorney and copy of the articles of incorporation and minutes of the election of managers; and, (c) in the case of investment funds: valid identity document with photo of the representative and respective representation documents, including the power-of-attorney and copy of the current regulations of the fund, bylaws or articles of organization of its administrator or manager, as applicable, and minutes of election of the managers of the administrator or manager In the event that such documents are in a language other than Brazilian Portuguese, they must be translated into Brazilian Portuguese by a sworn translated, with notarization, consularization and/or apostillation thereof not required. Note that documents in English and Spanish also do not require translation. Representation documents will be verified and confirmed prior to the AEGM.

Without prejudice to paragraph 2, article 5 of CVM Instruction No. 481/2009 and in accordance with the practices adopted by the Company in the last call notices to expedite the process of convening the AEGM, the Company requests that shareholders represented by proxy lodge the respective proxy instrument and proof of ownership of the shares for participation in the AEGM at the head office of the Company at least forty-eight (48) hours prior to the date of the AEGM.

The Company informs that will implement to the AEGM a remote voting system, pursuant to CVM Instruction No. 481/2009, enabling its Shareholders to submit instructions with their votes in accordance with the law, through the respective Absentee Ballots, and the Company shall receive them up to April 17, 2020 (inclusive.) Therefore, the shareholder that chooses the distance voting shall send the Distance Voting Ballots and the other documents (i) to the stock transfer agent (Itaú Corretora de Valores S.A.), if the shares are not deposited in a central depository, or to the custody of its shares, subject to the periods and procedures set forth and the documents required by the stock transfer agent or custody agent and the applicable regulation, or (ii) directly to the Company by April 17, 2020 (inclusive). For more information, shareholders must observe the rules in CVM Instruction No. 481/2009 and the procedures described on the Absentee Ballots and the Manual for Shareholder made available by the Company.

São Paulo, March 25, 2020.

David Feffer

Chairman of the Board of Directors

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